Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

August 23, 2024

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

Shandy Pumphrey

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-14 for The Advisors’ Inner Circle Fund II (File Nos. 333-280664 and 811-07102)

Dear Mr. Be and Ms. Pumphrey:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Acquiring Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Acquiring Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on July 2, 2024, with respect to the reorganization (the “Reorganization”) of the Vontobel Global Environmental Change Fund and Vontobel U.S. Equity Institutional Fund (each, a “Target Fund,” and together, the “Target Funds”), each a series of Advisers Investment Trust (the “Target Trust”), into the Vontobel Global Environmental Change Fund and Vontobel U.S. Equity Fund, respectively, (each, an “Acquiring Fund,” and together, the “Acquiring Funds”), each a series of The Advisors’ Inner Circle Fund II.

Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Target Trust, Acquiring Trust and Vontobel Asset Management, Inc., investment adviser of the Acquiring Funds (the “Adviser”), as appropriate. To the extent that the Staff disclosure comments and the Staff accounting comments are the same, they are provided in response to the comments under the Staff Disclosure Comments section only to avoid duplication. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

STAFF DISCLOSURE COMMENTS

1.	Comment. To the extent there are any material differences between the strategies and risks of the Target Funds and the Acquiring Funds, please highlight them prominently.

Response. The Acquiring Trust does not believe there are any material differences between the principal investment strategies and risk factors of the Target Funds and those of the Acquiring Funds. Any differences in the principal investment strategies are highlighted in a blackline format, and the N-14, in the “Comparison of Principal Risks of Investing in the Funds,” states that the risk factors are “substantially the same” except that each Acquiring Fund includes a “New Fund” risk factor that is not included as a principal risk factor of the Target Funds. The Acquiring Trust therefore believes no additional disclosure is required.

Ray Be, Esq.
Shandy Pumphrey
August 23, 2024

2.	Comment. In the section titled “Summary of Key Information—Who will pay the costs of the Reorganizations,” please supplementally discuss why there are expected to be de minimis “net taxes and expenses” with respect to the non-U.S. portfolio holdings of the Global Environmental Change Fund that impose transfer restrictions.

Response. The Adviser represents that the Target Global Environmental Change Fund holds certain non-U.S. securities that tax, restrict, or otherwise prevent the transfer such securities to another beneficial owner (such as the Acquiring Global Environmental Change Fund) because of applicable foreign laws. In such circumstances, the Target Global Environmental Change Fund transfer of such securities could be taxed. Where transfer is prohibited by foreign laws applicable to a non-U.S. security, the Target Environmental Change anticipates selling such security, and the Acquiring Global Environmental Change Fund would then purchase such security in the open market. The Adviser represents that the costs of such repositioning, including stamp taxes or transfer taxes, are expected to be de minimis.

3.	Comment. In the Fee Table in the “Comparison of Fees and Expenses” section, please supplementally explain why the significant drop in “Other Expenses” is anticipated and add disclosure in the footnote providing a brief explanation of the significant drop in anticipated Other Expenses.

Response. The Acquiring Trust has made the requested revisions. Estimated Other Expenses are expected to decrease following the Reorganizations because of pricing efficiencies that are expected to be achieved by consolidating the Acquiring Funds and other funds advised by the Adviser as series of the Acquiring Trust and the resulting competitive pricing of service providers to the Acquiring Funds.

4.	Comment. In the “Principal Investment Strategies—Target Vontobel Global Environmental Change Fund/Acquiring Vontobel Global Environmental Change Fund” section, under the sub-heading “Exclusion Criteria,” in the fourth bullet point, please revise the disclosure to clarify what “non-negligible” means in the context of the bullet point.

Response. The referenced bullet point has been revised to state “Companies deriving 22% or more of their revenues from the production, sale, or distribution of tobacco, adult entertainment, alcohol, gambling, fur, or palm oil.”

5.	Comment. In the section titled “Voting Information—Quorum; Treatment of Broker Non-Votes; Adjournment” in the Proxy Statement/Prospectus, please revise the last sentence of the first paragraph to clarify that “broker non-votes” are likely, rather than unlikely, to occur in this context. Alternatively, please delete the sentence.

Response. The referenced sentence has been deleted.

Ray Be, Esq.
Shandy Pumphrey
August 23, 2024

STAFF ACCOUNTING COMMENTS

6.	Comment. Under the section titled “Summary of Key Information—Will the Funds have different portfolio managers,” please revise the first sentence to add reference to the Target Funds.

Response. The requested revisions have been made.

7.	Comment. Please consider disclosing in the Registration Statement the costs of the Reorganization.

Response. The identity and expected costs of Computershare Investor Services, Inc., the proxy solicitor, are disclosed later in the Registration Statement. Further, in the “Summary of Key Information—Who will pay the costs of the Reorganizations” section, the Registration Statement discloses that the Adviser will pay all of the costs of each Reorganization (except for the costs of any portfolio repositioning or stamp taxes or other transfer expenses, which are expected to be $0 for the Target Vontobel U.S. Equity Fund and de minimis for the Target Vontobel Global Environmental Change Fund). Accordingly, the Acquiring Trust, the Target Trust and the Adviser do not believe disclosing the overall costs of the Reorganizations would be relevant to shareholders’ and therefore decline to provide such disclosure.

8.	Comment. In the section titled “Summary of Key Information—What will happen if shareholders of a Target Fund do not approve its Reorganization,” please consider disclosing whether the Target Funds’ Board of Trustees would consider other options besides liquidation.

Response. The disclosure has been revised as requested.

9.	Comment. In the Fee Table in the “Comparison of Fees and Expenses” section, please confirm that the fees depicted represent “current fees” in accordance with Item 3 of Form N-14.

Response. The Target Trust confirms that the fees presented reflect current fees as required by Item 3 of Form N-14.

10.	Comment. In the “Example” table in the “Comparison of Fees and Expenses” section, please revise the disclosure to clarify whether the numbers shown reflect the impact of the contractual expense limitation until its expiration.

Response. The requested revisions have been made in order to clarify that the Example numbers show the impact of the Target Funds’ contractual fee waiver through January 28, 2025 and the Acquiring Funds’ contractual fee waiver through January 31, 2027.

11.	Comment. In the section titled “Federal Income Tax Considerations,” please disclose any capital loss carry forward amounts.

Response. The Target Trust represents that there were no capital loss carry forward amounts for either Target Fund.

12.	Comment. In the section titled “Federal Income Tax Considerations,” in connection with the discussion of portfolio repositioning for the Global Environmental Change Fund, please also disclose estimates of capital gains distributions in actual dollars and on a per share basis associated with such repositioning.

Response. The requested revisions have been made.

Ray Be, Esq.
Shandy Pumphrey
August 23, 2024

13.	Comment. With respect to the section header titled “Pro Forma Financial Information” in the Statement of Additional Information, please change the title of the section header to “Supplemental Financial Information.”

Response. The requested revisions have been made.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax